UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number: 000-21605

                           NOTIFICATION OF LATE FILING

         (Check One):
         |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

         For Period Ended:  December 31, 2001

         |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                     PART I
                             REGISTRANT INFORMATION

                        ADELPHIA BUSINESS SOLUTIONS, INC.
                            (Full name of registrant)

                        Hyperion Telecommunications, Inc.
                           (Former name if applicable)

                             One North Main Street,
           (Address of principal executive office (street and number))

                           Coudersport, PA 16915-1141
                           (City, state and zip code)

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|  |     (c) The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         On March 27, 2002 the Registrant and certain of its subsidiaries filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). During the period immediately prior to the filing of the Chapter 11 petition, the Registrant and its management were primarily occupied with preparing for the filing of the Chapter 11 petition and negotiating the terms of a potential reorganization plan with certain of the Registrant's creditors. In the days since the filing of the Chapter 11 petition, the efforts of the Registrant and its management have been occupied with addressing the day-to-day needs of a Chapter 11 debtor, including obtaining approval of the Bankruptcy Court for its "first day orders" non-ordinary course activities, negotiating with the Registrant's creditor constituencies and on-going efforts to consummate a reorganization plan. As a result of the above, the Registrant cannot complete its financial statements, receive the independent auditor's report thereon, and file the Form 10-K within the prescribed time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

John B. Glicksman, Esq.                              (814) 274-6361
--------------------------------------------------------------------------------
 (Name)                                          (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                              |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                              |X| Yes |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant's financial results for the fiscal year ended December 31, 2001 are anticipated to decline on a basis comparable to the fiscal year ended December 31, 2000. The Registrant currently estimates that net loss applicable to common stockholders will increase from approximately $330,528,000 to approximately $1,583,035,000 for the fiscal years ended December 31, 2000 and 2001, respectively. The decline in the financial performance of the Registrant is primarily due to an approximate $1,152,656,000 impairment write-down of long-lived assets associated with the Registrant.

         Adelphia Business Solutions, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2002




                                           By: /s/ James P. Rigas
                                               Name: James P. Rigas
                                               Title: President